SEC Mail Processing Section

MAR 10 2015

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SECURI[TIES AND EXCHANGE COMMISS]ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69130

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: La Honda Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

855 El Camino Real, Building 4, Suite 272
(No. and Street)

Palo Alto (City) CA (State) 94301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Ketsdever 650-400-1088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seiler LLP
(Name – *if individual, state last, first, middle name*)

Three Lagoon Drive, Suite 400 (Address) Redwood City (City) CA (State) 94065 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/19

tg 3/18

I, Dan Kerzhnu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of La Honda Advisors LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

(see attached page)

[signature]
Signature

Partner
Title

____
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report on Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 2 day of March, 2015, by David Ketsdever ______________________________,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

NCC1
JENNIFER ROSE CIRAOLO
Commission No. 1942306
NOTARY PUBLIC-CALIFORNIA
SAN MATEO COUNTY
My Comm. Expires JUNE 22, 2015
NCC1

(Seal) Signature ______________________________

La Honda Advisors

LA HONDA ADVISORS LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

SEILER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members of
LA HONDA ADVISORS, LLC

We have audited the accompanying statement of financial condition of La Honda Advisors, LLC (a California limited liability company) (the "Company") as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of La Honda Advisors, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of the financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Seiler LLP

Redwood City, California
February 27, 2015

Silicon Valley Office Three Lagoon Drive, Suite 400 Redwood City, CA 94065 t. 650.365.4646 f. 650.368.4055
San Francisco Office 220 Montgomery Street, Suite 300 San Francisco, CA 94104 t. 415.392.2123 f. 415.392.1720

LA HONDA ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Assets:		
Cash and Cash Equivalents	$	79,290
Accounts Receivable		45,000
Prepaid Expenses		3,928
TOTAL ASSETS	$	128,218

LIABILITIES & MEMBERS' EQUITY

Liabilities:		
Accounts Payable	$	4,246
Accrued Expenses		4,002
Owed to Members		8,614
Payroll Liabilities		5,163
Total Liabilities		22,025
Total Members' Equity		106,193
TOTAL LIABILITIES & MEMBERS' EQUITY	$	128,218

The accompanying notes are an integral part of these financial statements.

LA HONDA ADVISORS LLC

STATEMENT OF INCOME
For the year ended December 31, 2014

Revenues:		
Retainer Income	$	330,000
Success Fees		830,872
Total Revenue		1,160,872
Expenses:		
Payroll		109,765
Regulatory Fees and Expenses		32,193
Computer and Internet		19,993
Rent		18,452
Travel & Entertainment		15,467
Gifts		4,440
Tax		2,600
Insurance		2,458
Telephone		2,303
Professional Fees		1,625
Recruiting		1,552
Office Supplies		1,410
Marketing & Advertising		1,005
Postage and Delivery		99
Other		174
Total Expenses		213,536
Net Income	$	947,336

The accompanying notes are an integral part of these financial statements.

LA HONDA ADVISORS LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the year ended December 31, 2014

Balances, December 31, 2013	$	74,748
Distributions		(915,891)
Net income		947,336
Balances, December 31, 2014	$	106,193

The accompanying notes are an integral part of these financial statements.

LA HONDA ADVISORS LLC

STATEMENT OF CASH FLOWS
For the year ended December 31, 2014

Cash flows from operating activities:	
Net Income	$ 947,336
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
(Increase)/Decrease in Accounts Receivable	(9,172)
(Increase)/Decrease in Prepaid Expenses	(3,928)
Increase/(Decrease) in Accounts Payable	(101)
Increase/(Decrease) in Accrued Expenses	1,405
Increase/(Decrease) in Owed Members	212
Increase/(Decrease) in Payroll Liabilities	5,163
Net cash provided by operating activities	940,915
Cash flows from financing activities	
Member distributions	(941,279)
Net cash used by financing activities	(941,279)
Net cash and cash equivalents decrease for period	(364)
Cash and cash equivalents at beginning of period	79,654
Cash and cash equivalents at end of period	$ 79,290

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of business

La Honda Advisors, LLC (a California limited liability company formed in 2011), hereinafter referred to as the "Company", performs investment banking advisory services to companies seeking private placements, mergers, and acquisitions.

The Company is a direct participation broker-dealer registered with the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA").

Note 2 - Summary of significant accounting policies

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires and includes management estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and could be material to the financial statements.

Cash and cash equivalents

For purposes of the Statement of Cash Flows, the Company considers all cash and short-term investments with original maturities of three months or less to be cash equivalents.

Accounts receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company extends unsecured credit to its customers in the ordinary course of business and assesses the allowance for doubtful accounts based on the Company's collection history. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At December 31, 2014, the Company had no allowance for uncollectible receivables.

Revenue recognition

The Company's revenue is generated from income derived from services rendered to clients under advisory agreements. The Company charges monthly, non-refundable retainer fees upon engagement with clients, which may be credited against eventual success fees. The Company earns success fees on completed transactions. Success fee revenue is recorded when earned and all third party contingencies are met.

Income and franchise taxes

The Company is a California limited liability company and has elected to be treated as a partnership for income tax purposes. For federal income tax purposes, profits and losses are passed through to the Members. California law is much the same as federal in terms of the Members reporting the pass-through of profits and losses, with the exception that the Company is subject to at least a minimum $800 annual fee based on gross receipts.

Uncertain tax positions

The Company accounts for uncertain tax positions in accordance with the FASB Accounting Standard Codification ("ASC") 740-10, Accounting for Uncertainty in Income Taxes ("ASC 740"). The Company has elected to recognize interest and penalties related to tax uncertainties as operating expenses. At December 31, 2014, management has determined that there are no uncertain tax positions requiring recognition in its financial statements.

The Company files income tax returns in the United States Federal and State of California jurisdictions. All tax years are subject to Federal and California tax examinations.

Advertising costs

Advertising costs are charged to operations when incurred. For the year ended December 31, 2014, the Company incurred advertising costs of $1,005.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers: Topic 606* ("ASU 2014-09"), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.

ASU 2014-09 is effective for the Company in the first quarter of fiscal 2017 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The Company is currently evaluating the impact of the pending adoption of ASU 2014-09 on the Company's financial statements.

In August 2014, the FASB issued ASU No. 2014-15 ("ASU 2014-15"), *Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. This ASU requires management to assess and evaluate whether conditions or events exist, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the financial statements issue date. The provisions of ASU 2014-15 are effective for annual periods beginning after December 15, 2016 and for annual and interim periods thereafter; early adoption is permitted. The adoption of ASU 2014-15 is not expected to have a material effect on the Company's financial statements.

Note 3 - Net capital requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $57,265 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.38 to 1. The SEC permits a ratio of no greater than 15 to 1.

Note 4 - Members' equity and ownership

The membership interests in the Company are divided into and represented by "shares". The Company currently has two Members whose ownership comprises 100% of the shares allocated. At December 31, 2014, 100,000 shares were issued and allocated.

Note 5 - Commitments

Facility lease

The Company entered into a month-to-month sublease agreement for their corporate office, commencing on June 30, 2013, with Wellington Partners GMBH. The Company pays a monthly base rent of $1,600 less shared telephone and Internet expenses. The sublease agreement expires on May 31, 2016. The Company may terminate the lease at any time, and there are no minimum future rental commitments.

Note 6 – Major Customers and Accounts Receivable

The Company had certain customers whose revenue individually represented 10% or more of the Company's total revenue, or whose accounts receivable balances individually represented 10% or more of the Company's total accounts receivable.

During the year ended December 31, 2014, the Company derived 49% and 30% of revenue from its top two customers, respectively. As of December 31, 2014, three customers accounted for 56%, 22% and 22% of accounts receivable, respectively.

Subsequent events

The Company announced and paid $147,387 in distributions on January 15, 2015.

SUPPLEMENTARY INFORMATION

LA HONDA ADVISORS LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2014

Schedule I

Computation of Net Capital		
Total Members' equity qualified for net capital		$106,193
Add:		
Other deductions or allowable credits		–
Total capital and allowable subordinated liabilities		106,193
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable	45,000	
Prepaid expenses	3,928	(48,928)
Net capital before haircuts on securities positions		57,265
Haircuts on securities (computed, where applicable,pursuant to Rule 15c3-1(f)):		--
Net capital		$ 57,265
Aggregate Indebtedness		
Items included in statement of financial condition		
Accounts payable		$ 4,246
Accrued expenses		4,002
Owed to members		8,614
Payroll liabilities		5,163
Total aggregate indebtedness		$ 22,025
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of total aggregate indebtedness)		$ 1,468
Minimum dollar net capital requirement of reporting broker or dealer		$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)		$ 5,000
Net capital in excess of minimum required		$ 52,265
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar net capital requirement		$ 51,265
Ratio: Aggregate indebtedness to net capital	0.38	to 1
Reconciliation with Company's Computation		
Net Capital per Company's FOCUS IIA Report		$ 57,265
Net Capital per Report Pursuant to Rule 17a-5(d)		$ 57,265

SEILER LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
LA HONDA ADVISORS, LLC

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) La Honda Advisors, LLC ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3, Paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period from June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Seiler LLP

Redwood City, CA
February 27, 2015

Silicon Valley Office Three Lagoon Drive, Suite 400 Redwood City, CA 94065 t. 650.365.4646 f. 650.368.4055
San Francisco Office 220 Montgomery Street, Suite 300 San Francisco, CA 94104 t. 415.392.2123 f. 415.392.1720

La Honda Advisors LLC

Assertions Regarding Exemption Provisions

We, as members of management of La Honda Advisors, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

To the best of our knowledge and belief, the Company met the identified exemption provision without exception throughout the period ending June 1, 2014 through December 31, 2014.

La Honda Advisors, LLC

By: [signature]

David Kersten

(Name and Title)

1/30/15

(Date)

SEILER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
La Honda Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) of La Honda Advisors, LLC ("the Company") for the year ended December 31, 2014, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger.

   Finding: No differences noted.

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014.

   Finding: No differences noted.

3) Compared any adjustments reported in Form SIPC-7 with respective general ledger reports.

   Finding: No differences noted. There were no adjustments reflected in Form SIPC-7.

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related general ledger reports and journal entries supporting the adjustments.

   Finding: No differences noted. There were no adjustments reflected in Form SIPC-7.

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

   Comment: There were no overpayments applied in the current assessment.

Silicon Valley Office Three Lagoon Drive, Suite 400 Redwood City, CA 94065 t. 650.365.4646 f. 650.368.4055
San Francisco Office 220 Montgomery Street, Suite 300 San Francisco, CA 94104 t. 415.392.2123 f. 415.392.1720

TO THE MEMBERS OF
LA HONDA ADVISORS, LLC

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Seiler LLP

Redwood City, CA
February 27, 2015